SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

REMOTE VOTING FORM

Extraordinary General Meeting (EGM) – BRASKEM S.A. to be held on 13/04/2021

Shareholder’s Name:
Shareholder’s Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF):
E-mail address:

Instructions for filling out the form:

This remote voting form (“Voting Form”) shall only be filled out if the shareholder of Braskem S.A. (“Company”) decides to exercise your right to vote by remote voting, pursuant to Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481, dated as of December 17, 2009 (“CVM Instruction 481/09”). In this case, it is extremely necessary that the fields above are filled out with the complete name (or corporate name) of the Company´s shareholder (“Shareholder”) and its Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF), as well as an e-mail address for eventual contact.

In addition, in order for this form to be considered valid and the votes recorded herein counted in the quorum for the Extraordinary General Meeting (“EGM”) to be held on April 13, 2021, at 3:00 pm, the following instructions must be observed:

a.       All fields must be duly filled out;

b.       All pages must be initialized; and

c.       At the last page, the Shareholder(s) or it(s) legal representative(s), as the case may be and in accordance with the applicable law and regulation, must sign the Voting Form.

Instructions for delivery, indicating the possibility to deliver directly to the company or to deliver instructions to the custodian

The Shareholder may transmit the instructions for filling the Voting Form: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, Zip code 05501-050 c/o Relations Investors Department, attention to Mrs. Rosana Cristina Avolio, and/or by the e-mail braskem-ri@braskem.com, requesting receipt confirmation); or (b) to service providers who are able to provide services for collecting and transmitting instructions for Voting Form purposes, such as: (i) the Shareholder custodian agents, if the Shareholders’ shares are held in central depositary institution; or (ii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services for the securities that are not in central depositary institution (Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website https://www.itau.com.br/investmentservices/assembleia-digital/ / Phone number for the attendance of Shareholders: + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations)).

1. Delivery of the Voting Form directly to the Company

The Shareholder who desires to exercise its voting right by sending the Voting Form directly to the Company, pursuant to item (a) above, shall send to the e-mail braskem-ri@braskem.com, requesting receipt confirmation, the following documents to the Company: (i) Voting Form duly filled out, with all pages initialized and signed (being possible to be signed by digital certificate); (ii) proof of the Company’s shares ownership issued by the custodian institution or by the bookkeeping agent of the Company, depending on whether its shares are deposited at the central depositary or not; and (iii) copy of the following documents:

•                  Individuals: personal identity cards with photo and taxpayer registry number (CPF) of the Shareholder (and, in the case of an attorney, a power of attorney, as well as the documents above of the attorney);

•                  Legal entities: documents of constitution or articles of association or Bylaws, minutes of the meeting which elected the Board of Directors (if available) and minutes of the meeting which elected the Executive Officers containing legal representation rights for representative(s) with representation rights to attend the EGM, as well as personal identity cards with photo and taxpayer registry number (CPF) of the legal representative(s) of such company, and, in the case of an attorney, a power of attorney, as well as the documents above of the attorney; and

•                  Investment funds: fund regulation and Bylaws or articles of association of the administrator of the fund, as well as the minutes of the meeting that elected the legal representative(s) with representation rights to attend the EGM, as well as personal identity cards with photo and taxpayer registry number (CPF) of the legal representative(s) of such fund and, in the case of an attorney, a power of attorney, as well as the documents above of the attorney.

The following identification documents will be accepted, so long as they have a photo ID: identity card (RG and RNE), driver’s license (CNH), passports and professional class entity cards that are officially recognized as such.

The Company clarifies that, exceptionally for this EGM, the Company will dispense the need to send the physical copies of the Shareholders' representation documents to the Company's office, as well as the signature of the grantor in the power of attorney to represent the Shareholder, the notarization, consularization, apostille and certified translation of all Shareholders’ representation documents, being enough the sending of a simple copy of the original versions of such documents to the Company's e-mail address indicated above. The Company does not admit power of attorneys granted by Shareholders by electronic means (i.e., digitally signed power of attorneys without any digital certification).

In accordance with CVM Instruction 481/09, the Shareholder shall transmit the Voting Form filling instructions to the custody agents no later than seven (7) days prior to the EGM that is, until April 6, 2021 (this day included). Any Voting Forms received by the Company after this date will be disregarded.

In accordance to article 21-U of CVM Instruction 481/09, the Company will inform the Shareholder that send the Voting Form up to three (3) days of the delivery of the Voting Forms, if the documents received are satisfactory to the requirements for votes considered valid or, if necessary, the procedures and deadlines for eventual rectifications or resend of the Voting Form, noting that such rectifications should be done in up to seven (7) days prior to the EGM, that is, by April 6, 2021 (this day included).

2. Delivery of the Voting Form by service providers

If the Shareholder choose to exercise its voting right by sending the Voting Form through their respective custody agents, the Shareholder must contact directly such institutions to verify the procedures established by them for the issuance of the instructions on the Voting Form, as well as the documents and information required to do so.

It should also be noted that the Company’s Management Proposal containing the information and documents provided as in articles 9, 10, 11 and 12 of CVM Instruction 481/09, is available to Shareholders at the Company’s headquarters (Rua Eteno, No. 1.561, Polo Petroquímico, City of Camaçari, State of Bahia), in its website (www.braskem-ri.com.br), and at the website of CVM (www.cvm.gov.br).

Postal and e-mail address for the delivery of the remote voting form, in case the shareholder decides to deliver it directly to the Company:

As mentioned on item above, the Shareholder shall send the Voting Form to the following address: Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, Zip code 05501-050, c/o Relations Investors Department, attention to Mrs. Rosana Cristina Avolio and/or by the e-mail braskem-ri@braskem.com, requesting confirmation of receipt.

Indication of the institution hired by the company to provide bookkeeping services, with the name, postal and e-mail addresses, telephone and contact person

As mentioned on item above, the Shareholder shall send the Voting Form to the following address: Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website https://www.itau.com.br/investmentservices/assembleia-digital/.

The phone number for the attendance of Shareholders is + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations).

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1. Resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by the shareholders Novonor S.A. – Under arrangement with creditors (formerly called Odebrecht S.A.) and OSP Investimentos S.A. - Under arrangement with creditors (“Novonor”), for the remaining term of office in course, which will end at the time of the Annual General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2021.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. Resolve on the amendment and consolidation of the Company's Bylaws, in accordance with changes contained in the Management Proposal, to implement adjustments to the Board of Directors’ authority.

[ ] Approve [ ] Reject [ ] Abstain

City:____________________________________________________________________________________________________________

Date:____________________________________________________________________________________________________________

Signature:_______________________________________________________________________________________________________

Shareholder’s Name:______________________________________________________________________________________________

Phone Number:__________________________________________________________________________________________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.